

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2013

Via E-mail
Alessandro Sodi
Chief Executive Officer
Diligent Board Member Services, Inc.
39 West 37th Street, 8th Floor
New York, NY 10018

   Re: Diligent Board Member Services, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed May 9, 2013
     File No. 000-53205

Dear Mr. Sodi:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Maryse Mills-Apenteng

        Maryse Mills-Apenteng
        Special Counsel

cc: Via E-mail
   Marita A. Makinen, Esq.
   Lowenstein Sandler LLP